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                             January 17, 2023

       John Hensley
       Partner
       Morrison & Foerster LLP
       250 West 55th Street
       New York, NY 10019

                                                        Re: AgroFresh
Solutions, Inc.
                                                            PREC14A
                                                            Filed December 21,
2022
                                                            File No. 001-36316
                                                            color:white;"_
                                                            Schedule 13E-3
                                                            Filed December 21,
2022 by AgroFresh Solutions, Inc. et al.
                                                            File No. 005-88021

       Dear John Hensley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms in the letter have the same meaning as in your offer materials.

       Schedule 13E-3 Filed December 21, 2022

       Background of the Merger, page 19

   1. Explain why you have not identified "Financial Advisor A" by name here, or revise to do
                                                        so. In addition,
explain why the analysis conducted by such financial advisor is not a
                                                        "report, opinion or
appraisal" within the meaning of Item 1015 of Regulation M-A which must be described in
the proxy statement and filed as an exhibit to the Schedule 13E-3 (if written). See also,
Item 7 of Schedule 13E-3 and Item 1013 of Regulation M-A regarding alternatives to the
going private transaction considered by any filing party.
 John Hensley
FirstName
Morrison &LastNameJohn
            Foerster LLP Hensley
Comapany
January 17,NameMorrison
           2023          & Foerster LLP
January
Page 2 17, 2023 Page 2
FirstName LastName
Reasons for the Merger; Recommendation of the Special Committee, page 38

2. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
         to each filing person   s fairness determination and should be
discussed in reasonable
         detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13,
         1981). Please revise this section to include the factors described in clauses (iii), (iv), and
         (v) of Instruction to Item 1014 or explain why such factors were not deemed material or
         relevant to the Special Committee   s fairness determination. Please
also make similar
         changes to the section addressing the PSP Entities   position on the
fairness of the merger.
3. We note that the Special Committee lists as a factor the fairness opinion provided by
         Perella Weinberg. When a filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own in order to satisfy their disclosure obligation. Refer to Question 20 of
         Exchange Act Release No. 34-17719 (Apr. 13, 1981). Accordingly, please revise to state, if true, that the Special Committee has adopted Perella Weinberg's analysis as its own.
         Alternatively, describe its own analysis of the factors reviewed by Perella Weinberg as described in the summary of its report. Also, please revise as appropriate the Company's position as to the fairness of the merger to unaffiliated stockholders.
Position of the PSP Entities as to the Fairness of the Merger, page 46

4. We note the disclosure here that "[t]he PSP Entities have not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purposes of assessing the fairness of the Merger to the Unaffiliated Stockholders." We note disclosure elsewhere in the proxy statement that the PSP Entities did engage Evercore Group LLC as its financial advisor in connection with this going private transaction and that Evercore was extensively involved during the negotiation of the terms of the merger. Item 9 of
         Schedule 13E-3 and Item 1015 of Reg. M-A require each filing person to state whether or not it has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction. Such report
         (which may be oral or written) is not limited in subject matter to an assessment of the fairness of the transaction to shareholders or the parties to the going private transaction.
         Please revise to include the information required by Item 1015 as to Evercore, or provide an analysis as to why such information is not encompassed within the scope of Item 1015.
         The latter analysis should describe what Evercore did in connection with the merger, and what it provided to the PSP Entities (whether oral or written). Unaudited Prospective Financial Information of the Company, page 64

5.       Disclosure in this section references that the    projections were
based on numerous
         variables, assumptions and estimates.    Please revise to summarize
these variables,
         assumptions, and estimates and quantify where practicable.
 John Hensley
Morrison & Foerster LLP
January 17, 2023
Page 3
Cautionary Statement Concerning Forward-Looking Information, page 111

6. The safe-harbor for forward looking statements in Section 27A of the Securities Act and
         Section 21E of the Exchange Act does not apply to going private transactions. Therefore, please delete or revise the reference to the Private Securities Litigation Reform Act safe-
         harbor provisions, or revise to clarify that the safe harbor does not apply to statements made in the proxy statement or Schedule 13E-3.
General

7. In your response letter, please explain why you have omitted Kevin Schwartz as an individual filer on the Schedule 13E-3, given his control over all of the PSP Entities.
         Alternatively, revise to include him and to provide all of the disclosure required by
         Schedule 13E-3 in a revised proxy statement.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-
551-3263.



FirstName LastNameJohn Hensley                                 Sincerely,
Comapany NameMorrison & Foerster LLP
                                                               Division of
Corporation Finance
January 17, 2023 Page 3                                        Office of
Mergers & Acquisitions
FirstName LastName